Mail Stop 3561

November 2, 2009

Yong Hui Li
AutoChina International Limited
No. 322 Zhongshan East Road
Shijiazhuang, Hebei
People's Republic of China

Re:    **AutoChina International Limited**
       **Amendment No. 2 to Registration on Form F-1**
       **Filed October 13, 2009**
       **File No. 333-159607**

Dear Mr. Li:

We have reviewed your letter dated October 13, 2009 in response to our letter dated August 28, 2009 and the amendment to your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Cover Page

1.  We note your multiple references to a prospectus dated February 28, 2007. However, we are unable to locate a February 28, 2007 prospectus on EDGAR. We presume you mean to refer to the prospectus dated February 28, 200<u>8.</u> Please advise or revise.

Unaudited Pro Forma Condensed Consolidated Financial Information…, page 57

2.  Please tell us and disclose how you calculated the basic and diluted weighted average shares outstanding for the six months ended June 30, 2009. Further, tell us how you calculated the basic and diluted weighted average shares outstanding for the six months ended June 30, 2008 as disclosed on page F-57.

3.  Please revise here and elsewhere in the filing, to provide pro forma income statements only up to the caption of income (loss) from continuing operations. Refer to Article 11-02 (b)(5) of Regulation S-X.

4.  Explain to us and disclose why the disclosed cash consideration amounts in connection with the disposition of the consumer automotive dealership business were different in your pro forma income statement footnotes (2) and (3) on pages 58 and 59, respectively, while the gains on dispositions are almost the same.

Capitalization, page 70

5.  We note your response to comment 14 from our letter dated August 27, 2009. Please revise the capitalization table to remove the "as further adjusted" column. Reference is made to Item 3.B of Form 20-F.

6.  Please provide pro forma, as adjusted, of your capitalization to give effect to the 705,790 ordinary shares issued in connection with the exercise of the call options and the 279,000 ordinary shares issued in connection with the cashless exercise of the representative unit purchase options.

Commercial Vehicle Financing Business, page 76

7.  Please update the discussion regarding your commercial vehicle financing business to provide information as of a more recent date or advise why you are not required to do so. For example, please revise the chart on page 77 and elsewhere to account for the number of centers you have in operation as of September 30, 2009 instead of May 15, 2009.

Shares Eligible for Future Sale, page 110

8.  Your reference in the first paragraph to the fact that AutoChina has 10,995,720 ordinary shares "which are currently tradable in the public market" is unclear. Please revise or tell us the basis for this statement.

Certain Relationships and Related Transactions, page 113

9.  We note your disclosures that you assigned call options to several individuals who exercised the options on August 14 and August 28, 2009. Tell us and disclose the business reasons behind the assignments given that it does not appear to have an impact on your financial statements.

ACG, page 114

10. We note your response to comment 32 from our letter dated August 27, 2009. Please incorporate into your filing your statement that "Prior to the business combination, the Company's Chairman, Mr. Li, would, from time to time, provide loans to the Company through various companies he controls to fund its working capital needs." Please advise if Mr. Li has any intent to provide future loans to the company in this fashion. Also, please expressly state if the customer deposits you received were considered loans from Mr. Li to fund your working capital needs or otherwise describe the reason you received these deposits.

Selling Shareholders, page 124

11. We note your response to comment 33 from our letter dated August 27, 2009. We continue to remain of the opinion that Honest Best International should be named an underwriter. Please revise your prospectus and registration statement to identify Honest Best International as an underwriter.

12. Disclose, by footnote or otherwise, the natural person(s) who control Charm Power Holdings Limited and Rainbow Yield Limited. Please also tell us supplementally whether the same selling security holders are either broker-dealers or affiliates of a broker-dealer within the meaning of Rule 405.

13. The sum of the shares you identify for sale in your Selling Shareholders table appears to be less than the amount you refer to on your cover page and elsewhere in your filing or 12,051,354 shares. Please revise or advise.

14. Footnote three refers to disclosure on pages 178-179. However, we are unable to locate pages 178-179. Please revise or advise.

Index to Financial Statements, page F-1

15. Refer to page F-54 of the filing. Please revise to prominently present the financial statements of AutoChina International Limited for the period ended June 30, 2009 before the December 31, 2008 financial statements.

16. We note you adopted SFAS 160 on January 1, 2009. Please revise your audited financial statements for the three years ended December 31, 2008 to reflect the retrospective application of SFAS 160.

17. We read your disclosure on page F-88 with respect to your agreement with Xinjiang entered into on June 15, 2009 related to the sale of your consumer automotive dealership business.  Please advise why the results of your consumer automotive dealership business were not classified as discontinued operations for the period ended June 30, 2009, or revise.  See paragraphs 41-43 of SFAS 144.

18. Refer to page F-91.  Please note that presenting pro forma financial statements within a footnote to the GAAP financial statements is inappropriate.  As such, please revise to remove the pro forma financial statements.  In this regard, we note your inclusion of pro forma financial statements giving effect to the discontinued operations of your consumer automotive dealership business for the period ended June 30, 2009 on page 57.

Item 7. Recent Sales of Unregistered Securities, page II-2

19. Please indicate the exemption from registration that you relied upon to issue the 279,000 shares underlying the unit purchase options exercised by Charm Power Holdings Limited, Rainbow Yield Limited, Lu Zhan Qin, Wang Ming Shu and Wang Shao Hua.

Exhibit 5.1 Opinion of Harvey Westwood & Riegels

20. We note your response to comment 39 from our letter dated August 27, 2009.  While we do not object to the statement that the opinion was issued for the purpose of disclosure in the registration statement, please have counsel remove the statements that the opinion "is issued solely for your benefit…" and "is not to be relied upon by any other person, firm or entity or in respect of any other matter."

21. We note your response to comment 41 from our letter dated August 27, 2009.  Please revise the opinion of Harney Westwood & Riegels to state that it, if true, relies on the opinion of Loeb & Loeb LLP regarding the enforceability of the warrant agreements under New York law.

22. Please revise the legal opinions of Loeb & Loeb and Harney Westwood & Riegels to date their respective opinions or confirm that they will file complete legal opinions prior to the registration statement becoming effective.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile